Filed by Devon Energy Corporation

Pursuant to Rule 425 under the Security Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: WPX Energy, Inc.

Commission File No.: 1-35322

11.03.20 Q3 Results and Merger Integration Update Video

Hello everyone. We’re doing a video today in place of the town hall to talk about the Q3 results, and update on the merger. So myself and David Harris are going to give you an update on everything that’s going on talk a little bit about the quarter, talk about the transition, potential timing of the merger, etc. So appreciate all of you tuning in to this today, those of you in the office and in the field, I hope you’re all staying safe with all the challenges that are going on out there.

So let’s talk a little bit about where we are as a company. Obviously, still we’re in this pandemic and it’s still a challenging environment from a commodity price standpoint and as we’re recording this, our oil is sitting at high 30’s or so, close to $40 a barrel. Natural gas has actually recovered a little bit, it’s up around $3 an mcf, so a little healthier outlook there. But still obviously overall a challenged environment for the industry. We are hopeful at things are going to improve significantly. It is tied to results, we’re going to be tied to the pandemic, whenever we get a vaccine or whatever allows people to feel comfortable to travel more and demand coming up which will lead to eventually, we think a healthy recovery in oil and gas prices. And certainly the industry has gotten the word about needing to not grow production into this more challenged environment. We’re one of the leaders in our efforts in the new cash return model that we’ve been talking about to the entire industry. Others are now talking about it more. But we’re getting a lot of credit for our transition to not grow but return more cash to shareholders, which is really what they’re looking for in this environment.

So having said that, it’s nice to have a great model, but it doesn’t mean a whole lot unless you can deliver on the operational side. And boy has everybody been delivering on the operational side. It’s a challenging year. If you look at the results and we certainly saw it again with the Q3 results, really outstanding performance with our oil production coming in at 6,000 plus barrels per day above guidance, capital costs coming in below guidance, lease operating expense, gathering, processing and transportation expense coming in below guidance, significant progress on the G&A front. It was really a quarter where we clicked on all cylinders. And thank you to all of you in this challenged environment to deliver these kind of outstanding results. We generated a significant free cash flow in the quarter on the order of about $223 million dollars and we closed on the Barnett transaction and declared a special dividend for the shareholders. All just really positive steps again really, really good stuff in the middle of a very difficult environment. So you know the stock overall remains challenged, but we did outperform the peers by about 5% on the day of the call. And getting a lot of credit from the analysts out there also recognizing the transformation that is taking place here at Devon and the outstanding results that you’re delivering. So, again thank you all very much for all these results.

And just a quick word on where we stand on the merger and then I’ll turn it over to David to talk more on the specifics on the transition. We have gotten clearance on what’s called HSR filing, Hart-Scott-Rodino filing, and the next step is to file the proxy and that’s going to be filed imminently. Frankly, by the time you see this video it may have been filed. That’s going to be filed imminently. And then we enter into a period where there’s a little bit of uncertainty as to what the exact timing will be. It depends on what the Securities and Exchange Commission. Do they want to review the proxy, how much they want to review the proxy? And so the timing there is a little bit uncertain.

We think it’s most likely the transaction will close somewhere around the end of the year. But it could be a little bit soon or a little bit later. It just depends on how much time the SEC takes to review it. Everything is proceeding extremely well, and we’re excited to emerge as a combined company between Devon and WPX. So, David you want to talk a bit more specifics about the transition and what’s going on?

You bet Dave, I’d love to. Before I do that I do want to reiterate what you said about the outstanding performance and just thank everybody and all of our teams for all their doing to contribute to that performance, it takes all of us and you’re all doing a fantastic job putting us in a great position to carry on the operational momentum we’ve built up and excited about what that means as we look ahead into 2021. So, thank you again for all that you’re doing there.

In terms of the merger. We’ve been providing some more regularly updates. Obviously we know everybody has a lot of questions about what the next steps are, how does the integration work, etc. The fundamental point is, given the structure of the merger transaction rather than an acquisition, we’re going to be doing this in a really collaborative way with the teams from both Devon and WPX. And so a couple of weeks ago, we communicated the integration steering committee members which are made up of executives from both of the separate companies.

And then last week, we laid out sort of really how the work is going to get done and where the responsibilities and accountabilities are going to be. And so, the overall integration effort is going to be co-led by myself and Clay Gaspar from WPX and then we’ve named five teams that are pretty fundamental teams that are going to be guiding some workflows and those will be co-led by members of both the Devon and WPX team separately.

As you may have read last Friday when we announced this our leads from our side are Aaron Ketter, Alana Tetrick, Trey Lowe, Cathy Lebsack, Jenni Stevens. And I’ve had a chance to interact with some of the team members but not all from the WPX side but have been really impressed with them. And I’ve got to tell you that I’m really excited about where we ended up about that group of co-leaders for those important teams and workstreams. I think we have a really good set of co-leaders with a set of skills who will work well together.

As we move forward, we’re getting into more detailed planning for what we call Day 1. Would expect that we’ll stand up some additional teams and additional responsibilities from functional areas to help coordinate making sure we have a seamless transition here following the closing. Those groups will be working with some of those teams that are co-led by folks that I may have mentioned. So anticipate that we’ll have more to share on that front. And more updates on the integration on a weekly cadence typically on Fridays that we’ve laid out.

One thing I would share with you. You know we’re not in a position to provide specifics answers to all of the questions that you have, but we are going to stay committed to communicate with you as regularly as we can with the updates that we have. And the one thing I would share is we’re not naive, we have a lot of hard work ahead of us from an integration perspective, but I’m really encouraged by what I’m seeing from the collective team that’s working this from the Devon and WPX side. The conversations have been highly constructive, productive. Everybody wanting to do the right thing and get to the right answer for the go forward Devon and even though we have a lot of work, I am excited about the work we’re going to do and the prospect of building an even better company as we move forward into 2021.

So as we have more updates, we’ll share those with you either via Strata or by video here in the coming weeks and look forward to providing those updates when we have them.

Great, thanks David. As you said, the teams are making good progress, it’s still early days, they’re very focused, we have great representatives on the team. There going to be some challenges no doubt as we go through the process, but I’m confident we have a great team to work through that along with a great team from the WPX side and the cultures are well-aligned, so we’ll make it work.

You know obviously, 2020 has been a year of incredible challenges. You think about it started with the pandemic that hit us, the demand loss which led to the commodity price challenges, add in social unrest that happened, we’ve had more directly with us we have industry consolidation, G&A reductions and now even recently for a lot of people even an ice storm to deal with.

So we now you’re going through a lot and dealing with a lot. And we certainly want to be as flexible as we can to help you work through all of the challenges as you’re facing balancing your professional and your personal life. So hopefully you’re having enough flexibility to make everything work. If you do have any concerns, please reach out to your manager or your HR partner and see what we can do to help you cope. Because you guys are delivering results, bottom-line, you’re delivering results and we want to honor and respect the flexibility that you need in order to deal with your personal situation as well as manage things here at work.

Just keep in mind also that the Devon workplaces, wherever you are located are probably amongst the safest places you might be. So we’ve had really minimal COVID issue arise from business situation. So feel very confident that we have safe workplaces. If you ever have any concern about the practices that are going on, be sure to raise those.

We’re also mindful that the holidays coming up and there’s going to be a lot of interaction with family and friends during that time so we hope that you can keep in mind and help everybody you interact with to follow the same kind of safety practices that we’re trying to practice here at work.

So again, thank you very much for the video, for listening to this video. Thank you very much for all that you’re to deliver the great results. Please be safe. Take care of yourself, take care of your family. And we will certainly be in touch as additional things develop. Thank You.

Additional Information and Where to Find It

In connection with the proposed merger (the “Proposed Transaction”) of Devon Energy Corporation (“Devon”) and WPX Energy, Inc. (“WPX”), Devon will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Devon’s common stock to be issued in connection with the Proposed Transaction. The registration statement will include a document that serves as a prospectus of Devon and a proxy statement of each of Devon and WPX (the “joint proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF DEVON AND WPX ARE ADVISED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DEVON, WPX, THE PROPOSED TRANSACTION AND RELATED MATTERS. A definitive joint proxy statement/prospectus will be sent to the stockholders of each of Devon and WPX when it becomes available. Investors and security holders will be able to obtain copies of the registration statement and the joint proxy statement/prospectus and other documents containing important information about Devon and WPX free of charge from the SEC’s website when it becomes available. The documents filed by Devon with the SEC may be obtained free of charge at Devon’s website at www.devonenergy.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Devon by requesting them by mail at Devon, Attn: Investor Relations, 333 West Sheridan Ave, Oklahoma City, OK 73102. The documents filed by WPX with the SEC may be obtained free of charge at WPX’s website at www. www.wpxenergy.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from WPX by requesting them by mail at WPX, Attn: Investor Relations, P.O. Box 21810, Tulsa, OK 74102.

Participants in the Solicitation

Devon, WPX and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Devon’s and WPX’s stockholders with respect to the Proposed Transaction. Information about Devon’s directors and executive officers is available in Devon’s Annual Report on Form 10-K for the 2019 fiscal year filed with the SEC on February 19, 2020, and its definitive proxy statement for the 2020 annual meeting of shareholders filed with the SEC on April 22, 2020. Information about WPX’s directors and executive officers is available in WPX’s Annual Report on Form 10-K for the 2019 fiscal year filed with the SEC on February 28, 2020 and its definitive proxy statement for the 2020 annual meeting of shareholders filed with the SEC on March 31, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Stockholders, potential investors and other readers should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

This communication includes “forward-looking statements” as defined by the SEC. Such statements include those concerning strategic plans, Devon’s and WPX’s expectations and objectives for future operations, as well as other future events or conditions, and are often identified by use of the words and phrases such as “expects,” “believes,” “will,” “would,” “could,” “continue,” “may,” “aims,” “likely to be,” “intends,” “forecasts,” “projections,” “estimates,” “plans,” “expectations,” “targets,” “opportunities,” “potential,” “anticipates,” “outlook” and other similar terminology. All statements, other than statements of historical facts, included in this communication that address activities, events or developments that Devon or WPX expects, believes or anticipates will or may occur in the future are forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond Devon’s and WPX’s control. Consequently, actual future results could differ materially from Devon’s and WPX’s expectations due to a number of factors, including, but not limited to: the risk that Devon’s and WPX’s businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the Proposed Transaction may not be fully realized or may take longer to realize than expected; the diversion of management time on transaction-related issues; the effect of future regulatory or legislative actions on the companies or the industries in which they operate, including the risk of new restrictions with respect to hydraulic fracturing or other development activities on Devon’s or WPX’s federal acreage or their other assets; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the risk that Devon or WPX may be unable to obtain governmental and regulatory approvals required for the Proposed Transaction, or that required governmental and regulatory approvals may delay the Proposed Transaction or result in the imposition of conditions that could reduce the anticipated benefits from the Proposed Transaction or cause the parties to abandon the Proposed Transaction; the risk that a condition to closing of the Proposed Transaction may not be satisfied; the length of time necessary to consummate the Proposed Transaction, which may be longer than anticipated for various reasons; potential liability resulting from pending or future litigation; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the Proposed Transaction on relationships with customers, suppliers, competitors, management and other employees; the ability to hire and retain key personnel; reliance on and integration of information technology systems; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the volatility of oil, gas and natural gas liquids (NGL) prices; uncertainties inherent in estimating oil, gas and NGL reserves; the impact of reduced demand for our products and products made from them due to governmental and societal actions taken in response to the COVID-19 pandemic; the uncertainties, costs and risks involved in Devon’s and WPX’s operations, including as a result of employee misconduct; natural disasters, pandemics, epidemics (including COVID-19 and any escalation or worsening thereof) or other public health conditions; counterparty credit risks; risks relating to Devon’s and WPX’s indebtedness; risks related to Devon’s and WPX’s hedging activities; competition for assets, materials, people and capital; regulatory restrictions, compliance costs and other risks relating to governmental regulation, including with respect to environmental matters; cyberattack risks; Devon’s and WPX’s limited control over third parties who operate some of their respective oil and gas properties; midstream capacity constraints and potential interruptions in production; the extent to which insurance covers any losses Devon or WPX may experience; risks related to investors attempting to effect change; general domestic and international economic and political conditions, including the impact of COVID-19; and changes in tax, environmental and other laws, including court rulings, applicable to Devon’s and WPX’s business.

In addition to the foregoing, the COVID-19 pandemic and its related repercussions have created significant volatility, uncertainty and turmoil in the global economy and Devon’s and WPX’s industry. This turmoil has included an unprecedented supply-and-demand imbalance for oil and other commodities, resulting in a swift and material decline in commodity prices in early 2020. Devon’s and WPX’s future actual results could differ materially from the forward-looking statements in this communication due to the COVID-19 pandemic and related impacts, including, by, among other things: contributing to a sustained or further deterioration in commodity prices; causing takeaway capacity constraints for production, resulting in further production shut-ins and additional downward pressure on impacted regional pricing differentials; limiting Devon’s and WPX’s ability to access sources of capital due to disruptions in financial markets; increasing the risk of a downgrade from credit rating agencies; exacerbating counterparty credit risks and the risk of supply chain interruptions; and increasing the risk of operational disruptions due to social distancing measures and other changes to business practices. Additional information concerning other risk factors is also contained in Devon’s and WPX’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other SEC filings.

Many of these risks, uncertainties and assumptions are beyond Devon’s or WPX’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per share of Devon or WPX for the current or any future financial years or those of the combined company will necessarily match or exceed the historical published earnings per share of Devon or WPX, as applicable. Neither Devon nor WPX gives any assurance (1) that either Devon or WPX will achieve their expectations, or (2) concerning any result or the timing thereof, in each case, with respect to the Proposed Transaction or any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.

All subsequent written and oral forward-looking statements concerning Devon, WPX, the Proposed Transaction, the combined company or other matters and attributable to Devon or WPX or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Devon and WPX assume no duty to update or revise their respective forward-looking statements based on new information, future events or otherwise.